Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: July 8, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On July 8, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, conducted an interview with Bloomberg and an extract of the transcript is below.

Sonali Basak: Now President Trump’s Strategic Bitcoin Reserve has moved the price of Bitcoin and opened up the crypto market to new entrants and opportunities. And of course, companies have gotten ahead on those reserves first. A new one, ReserveOne, the newly formed digital asset management firm, has today announced that it is listing on the Nasdaq by merging with the SPAC as it sets out on its mission to build the digital reserve of the future. Joining us now to explain how and why, ReserveOne CEO Jaime Leverton. Interesting—you had really built your name in this business, you had run a big Bitcoin mining firm before…why are we seeing so many companies do this right now? I mean, this is a sizable one to enter the market. But it definitely is the trade of the day, isn’t it?

Jaime Leverton: I think…I think that’s fair to say, and I think what we’re seeing now is regulation really paving the way for a new type of investor to come into to this space. You’ve probably noticed our board of directors, or our expected board of directors: we’ve got Chinh Chu from CC Capital, so first time you’re seeing a big name from private equity come into this space. We’ve got Wilbur Ross, who was also prior a skeptic, now expected to be on our board. So I just think…I think the clarity we’re getting from regulators, which allows for broader participation by both retail and institution, is paving the way for what really is going to become our first wave of a regulated digital asset space.

Matt Miller: Um…Jaime, let me get back to you and ask about the Trump administration’s approach to crypto. Deregulation has been touted as one of the big benefits of this administration, and I suppose this is one of the places that investors really hope to see deregulation play out. How do you feel about the regulatory framework crypto operates in now?

Jaime Leverton: We need regulatory clarity. I think we have it in Bitcoin. And that’s really why we’ve seen Bitcoin kind of outperform since we had Bitcoin ETFs launch. But we have been waiting for regulatory clarity that we expect to come, and as you’ve seen the announcement, we are having Crypto Week next week. So, expecting a lot to happen in Washington next week. And really what we need to see is regulation that gives broader clarity to stablecoins, which we expect from the GENIUS Act. And then, quickly thereafter we need to see CLARITY get through to get that regulatory clarity for market structure. Which, really, is about the rest of the digital assets coming into the space. And I think with the regulatory clarity, we will see many more institutions coming in, we’ll see a deeper professionalization of the space that allows for broader participation from the retail investor and the institutional investor.

Sonali Basak: So interesting. Crypto Week has made its way into more traditional finance notes, which I find interesting. So, certainly, the core finance crowd paying attention. Now ReserveOne is not just a strategic Bitcoin holding company. It’s not just a MicroStrategy mimic. You’re holding Ethereum, Solana, and potentially other tokens as well. How do you think about what you want to hold and how much you want to hold of it?

Jaime Leverton: So we are anchored in Bitcoin still, expecting about 80% over the long term will be held in Bitcoin. We’re really taking some cues off what we are hearing from the federal government around the digital asset stockpile, and the other assets that they intend to hold or maintain in that stockpile. So, initially we’ve seen signals of Ethereum, Solana, XRP, possibly Cardano; and we really believe that there is an opportunity and a deep interest to have diversified exposure to these types of tokens that are going to get support from regulatory clarity and potentially from direct holding or maintenance by the federal government itself.

Matt Miller: Jaime, you ran Hut 8 for a long time and the stock has done incredibly well, I think it’s up 400% over the past five years. Are miners now going to shift from crypto mining capacity and use those GPUs and infrastructure that you set up for artificial intelligence? Is that trend going to swing across?

Sonali Basak: We’re just watching so much what was happening yesterday with CoreWeave and Core Scientific.

Jaime Leverton: You give me so much credit, Matt, for the whole industry moving! Look, at Hut, I was one of the first to start that diversification into data centers, and the company continues to do so. Obviously, my friends at Core Scientific, big news with the CoreWeave announcement yesterday. So, I think diversification will be increasingly important for the miners. Hut 8 had a great announcement earlier this week about their power infrastructure. But then this morning, I saw a big announcement of an Ethereum treasury strategy. So, I think everyone is going to choose their own path over time.

Matt Miller: It’s so interesting that there are so many paths now, from what looked like a one trick pony business. You know, it’s amazing to watch what you did there, what Fred Thiel is doing at Marathon…there are so many different offerings!

Sonali Basak: It’s the crypto world and the AI world dovetailing.

Jaime Leverton: Right! Well, if you actually think back to the very beginning, Hut 8 was the first public company to hold Bitcoin on balance sheet. I was the first CEO in the mining space to say that we are not going to sell the Bitcoin that we produce for the foreseeable future because we believe that Bitcoin has an accelerated path to creating value versus Fiats. That has proven to be the case, and so I think it’s very natural that when the opportunity was presented to me to come and lead ReserveOne, I’ve been bullish on keeping these assets on balance sheet. I believe that the market now has a real desire and appetite for something more diversified and also for something that generates yield as opposed to what we’ve seen so far come to market: broadly single asset strategies that are passive. Michael Saylor, obviously an OG in the space, but he’s repeatedly said that he’s not going to generate yield on his assets, whereas ReserveOne does intend to generate yield from, you know, low-risk staking and lending activities on our assets so that we can help cover the costs of our overhead and really grow the assets under management over time.

Sonali Basak: Jaime, we’re really looking forward to seeing exactly where this goes. That is Jaime Leverton, the ReserveOne CEO. New company hitting the market via SPAC.

On July 8, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, gave a speech and the transcript is below.

Sebastian Bea: Hey there! Welcome to the investment desk at ReserveOne. I’m Sebastian Bea, President and Head of Investments. It is from here in Manhattan that I will be checking in with you on a regular basis, let’s call it weekly, to provide a deeper look at crypto markets through our institutional perspective.

But today, I have a different job. My job is to answer three questions: What is ReserveOne? Why now? And, what am I doing here? Why did I join?

Alright, so for ReserveOne, we expect ReserveOne to be the first diversified crypto treasury strategy listed in US markets. And, obviously, I am very excited about that. As I’m sure you’ve seen, the digital asset treasury industry has grown substantially, and we believe the time has come for a diversified crypto treasury strategy. Look, we’ve got big goals here at ReserveOne. And we’re seeking to set a new standard for digital assets investing through control, clarity, and credibility.

Now, getting closer to the portfolio, what does that really mean? Well, we’re seeking to deliver three benefits: better allocation, better activation, and better access. So, let me just run through these. As you have probably seen, ReserveOne is inspired by US government support for digital assets. You see legislative momentum, and you also see an intention to have a bitcoin strategic reserve, and a digital asset stockpile. So, in terms of seeking a better allocation, we’re seeking a portfolio that’s diversified across Bitcoin, Ethereum, Solana, and other crypto assets. In terms of better activation, what we’re talking about here is seeking to deploy these assets conservatively to seek yield. And then lastly, in terms of access, over time and on a limited basis, we are seeking to deliver better access through private market investment, primarily in tokens.

So…why now? Well, we think it’s pretty obvious that we have entered the first institutional cycle for crypto. We see real regulatory momentum, and we think that momentum is going to drive an institutional embrace of crypto. But what does that mean? We think finance is going to be programmable. Money and assets are going to be programmable, and we’re going to upgrade the system. It’s really exciting, so the time is now to take a deeper look at crypto.

So then, why join ReserveOne? Well, many reasons, but two in particular: team and opportunity. In terms of team, having an existing relationship with Jaime Leverton that dates back to her days as the CEO of Hut 8, which was the first company to decide to hold Bitcoin on their balance sheet, and I was over at Coinbase Asset Management as President. And, we’ve stayed in touch ever since. Then, in terms of opportunity: personally, I’ve always been focused at the intersection of tech and finance. And then, when presented with the opportunity to build ReserveOne with such great teammates, to me it was really a no-brainer.

I see ReserveOne as a key missing piece in US markets, and I am really excited to be a part of this team.

Okay, that’s it for now. Thanks for your time, and I’ll see you soon!

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of M3-Brigade and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this report is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part II, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	the risk related to how ReserveOne’s anticipated business strategy is intended to track the U.S. Strategic Bitcoin Reserve and Digital Asset Stockpile which currently does not exist, and if the U.S. Department of Treasury does not establish the U.S. Strategic Bitcoin Reserve or Digital Asset Stockpile, or if in the future the U.S. Congress or any U.S. President were to take action to dismantle any such reserve or stockpile, then ReserveOne would need to change its business plan which could materially adversely affect its financial position, operations and prospects;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;
●	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

●	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.